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SEC MAIL PROCESSING
Received
MAR 05 2018
WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-68947~~ 8-22752

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAVID A. NOYES & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

209 SOUTH LASALLE STREET, 12TH FLOOR
(No. and Street)

CHICAGO	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MATTHEW M. REYNOLDS (317) 633-1727
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

333 West Wacker Drive, 6th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, MATTHEW M. REYNOLDS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAVID A. NOYES & COMPANY, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Amanda Talbott-Clevenger
Notary Public Seal State of Indiana
Marion County
My Commission Expires 04/13/2015

Signature

CHIEF OPERATING OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

FGMK

Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
David A. Noyes & Company

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of David A. Noyes & Company (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2015.

Chicago, Illinois
February 28, 2018

David A. Noyes & Company

Statement of Financial Condition
December 31, 2017

Assets		
Cash	$	1,910,830
Receivable from clearing broker-dealer		1,086,785
Receivable from broker-dealers		74,495
Securities owned, at fair value		68,646
Receivables from related parties		397,418
Due from affiliates		1,970,263
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $505,284		276,306
Other assets		394,773
Total assets	$	6,179,516
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	1,784,517
Deferred rent		672,425
Total liabilities		2,456,942
Liabilities subordinated to claims of general creditors		1,000,000
Stockholder's Equity		2,722,574
Total stockholder's equity		2,722,574
Total liabilities and stockholder's equity	$	6,179,516

The accompanying notes are an integral part of these financial statements.

David A. Noyes & Company

Notes to Financial Statements

Note 1: Nature of Business and Significant Accounting Policies

David A. Noyes & Company (the Company) is a wholly-owned subsidiary of Noyes Group, LLC and is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is engaged in principal and agency transactions in securities. The Company is also registered with the National Futures Association as a Commodity Trading Advisor ("CTA"). The Company's customer securities are cleared through another broker-dealer on a fully disclosed basis.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies are as follows:

Accounting policies: The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions: Principal transactions and related revenues and expenses are recorded at fair value on a trade-date basis as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded in principal transactions in the statement of operations. Amounts receivable from and payable for securities transactions that have not reached their contractual settlement are recorded net as receivable from or payable to clearing broker-dealer on the statement of financial condition.

Revenue recognition: Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Fee income results primarily from providing advisory services and is recognized as earned. Private placement fees are recognized at the time the placement is completed and the income is reasonably determinable. Interest income and expense are recognized on the accrual basis. Dividend income is recognized on the ex-dividend date.

Receivables from related parties: Receivables from related parties consist primarily of forgivable loans offered to certain employees. Loans are forgivable annually in pro-rata installments proportional to their stated terms, which are generally three to ten years, and charged to compensation expense. The Company does not record a valuation allowance for the employee loans for those employees actively employed with the Company as the loans are forgiven pursuant to their continued employment. If an employee leaves the Company before a loan is forgiven, the Company seeks to collect the remaining amount of the loan, and will make an assessment as to the collectability of the remaining amount of the loan at that time. Any loans deemed uncollectible will be written off. As of December 31, 2017, the

balance of the forgivable loans amounted to $130,329, and the future annual amortization of such loans is approximately to $93,000.

Furniture, equipment, and leasehold improvements: Furniture, equipment, and leasehold improvements are recorded at cost and depreciated/amortized using the straight-line method over the estimated useful lives of the assets.

Income taxes: Income taxes are computed using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial statement carrying amounts and the tax basis of our company's assets and liabilities. A valuation allowance is established for deferred tax assets if it is more likely than not that these items will either expire before their benefits are able to be realized, or that future deductibility is uncertain.

Recent Accounting Pronouncements: In February 2016, FASB issued ASU 2016-02, Leases (Topic 842). FASB issued ASU 2016-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Certain qualitative and quantitative disclosures are required, as well as a retrospective recognition and measurement of impacted leases. The new guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2019, with early adoption permitted. Management is currently evaluating this standard.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. In August 2015, FASB issue ASU 2015-14, Revenue from Contract with Customers (Topic 606): Deferral of the Effective Date, which deferred the effective date of ASU 2014-09 to reporting periods beginning after December 15, 2018. Early adoption is permitted for reporting periods beginning after December 15, 2016. Companies may use either a full retrospective or a modified retrospective approach to adopt this ASU. Management is currently evaluating this standard, including which transition approach to use.

In March 2016, FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The amendments are intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations. The effective date for this ASU is the same as the effective date for ASU 2014-09. Management is currently evaluating this standard.

Note 2: Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors, including, for example, the type of instrument, whether the instrument is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the instrument.

The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Common stock and corporate debt is recorded at fair value based on quoted market prices and recently executed transactions. These financial instruments are classified in Level 2 of the fair value hierarchy.

State and municipal government obligations which include U.S. Government securities and Government-sponsored enterprises are stated at fair value based on third-party dealer quotes. These financial instruments are classified in Level 2 of the fair value hierarchy.

	Fair Value Measurements Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Securities owned:				
Common stock	$ -	$ 7,456		$ 7,456
Corporate debt	-	-	-	-
State and municipal government obligations	-	$ 61,190	-	$ 61,190
	$ -	$ 68,646	$ -	$ 68,646

David A. Noyes & Company

Notes to Financial Statements

The Company assesses the levels of the instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among Levels 1, 2, and 3 during the period ended December 31, 2017.

Note 3. Receivable from Clearing Broker-Dealer

The amount receivable from clearing broker-dealer at December 31, 2017, is comprised of the following:

Receivable from clearing broker-dealer	$1,086,785
Fees and commissions receivable	-
Clearing deposit	-
	$1,086,784

Note 4. Due from Affiliates

On July 1, 2015, the Company entered into an expense sharing agreement with its parent, Noyes Group, LLC and its affiliate Noyes Advisors, LLC. The agreement was entered into to provide for the sharing of joint operating expenses. As of December 31, 2017, Due from Affiliates is related to the expense sharing agreement. This amount fluctuates monthly as cash is moved between the Company and its parent. The receivable is unsecured and non-interest bearing.

Note 5. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2017, consist of:

Furniture and equipment	$387,937
Leasehold improvements	393,653
Accumulated depreciation and amortization	(505,284)
	$276,306

David A. Noyes & Company

Notes to Financial Statements

Note 6. Income Taxes

The deferred income tax assets and liabilities consist of the following as of December 31, 2017:

Net operating loss carryforward	$215,840
Property and equipment	(2,812)
Deferred rent	(44,959)
Net deferred tax asset	$168,069
Valuation allowance	(168,069)
Net deferred tax asset	$0

The valuation allowance against the net deferred tax asset was provided as management believes that more than likely all of the deferred income tax asset will be fully utilized in the near term. As of December 31, 2017, the Company had a net operating loss carryforward of approximately $540,000, which will expire at various dates through December 31, 2037.

Note 7. Profit Sharing and Salary Reduction Plan

The Company has a profit sharing and salary reduction plan to which the Board of Directors may authorize salary reduction matching payments and profit sharing contributions. The plan is funded on a discretionary basis and covers substantially all employees.

Note 8. Commitments and Contingent Liabilities

The Company leases office space under various noncancelable operating leases expiring through July 31, 2024. Minimum annual rentals under these leases, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

years ending December 31,	
2018	$ 1,042,720
2019	1,182,500
2020	842,586
2021	522,550
2022	530,168
2023	537,786
2024	369,502
	$ 5,027,813

The Company had received abatements of rent on its office facilities leases, which also provide for annual incremental increases in rent over the term of the lease. For financial reporting purposes, lease expense is recognized on a straight-line basis over the term of the lease. Deferred rent is recognized for the difference between the recognized lease expense and the rent paid over the term of the lease.

The Company had two unsecured letters of credit totaling $150,000 to satisfy office lease deposit requirements, which expired in October 2017. The Company did not renew these letters, as the landlords at these two locations have not requested their renewal.

The terms of the fully disclosed clearing agreement provide that early termination of the agreement may result in a termination fee, which declines over time, payable to the clearing firm.

In the normal course of business, the Company has strong defenses and intends to vigorously defend itself against any claims asserted and, in the opinion of management, the resolution of these matters will not have a material effect on the financial position of the Company.

Note 9. Liabilities Subordinated to Claims of General Creditors

In March 2017, the Company entered into a subordinated loan agreement with its parent company, Noyes Group, LLC in the amount of $1,000,000. This agreement was approved on May 31, 2017 by FINRA. The maturity date of the loan is March 17, 2020, and has no prepayment penalty. The loan bears interest at the annual rate of 10%. Interest payable as of December 31, 2017 was $50,000.

Note 10. Financial Instruments with Off-Balance-Sheet Credit and Market Risk

Market Risk: The Company buys from and sells to customers fixed income securities primarily on a principal basis, and, from time to time, may be exposed to market risk. This risk is generally controlled by monitoring the market and entering into offsetting positions when appropriate.

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Customer securities are introduced to and cleared through clearing brokers on a fully disclosed basis. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce

positions where necessary. Pursuant to the Company's clearing agreement, the Company is required to maintain a deposit with its clearing organization.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing brokers with which it conducts business.

The Company maintains deposits with high-quality financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

In the normal course of business, the Company enters into underwriting commitments. There were no such commitments that were open as of December 31, 2017.

Note 11. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to use the alternative net capital method permitted by Rule 15c3-1. Under this rule, the Company should not permit its net capital to be less than the greater of $250,000 or 2 percent of aggregate debits arising from customer transactions. The Company is also subject to the CFTC's minimum capital requirements under Regulation 1.17, which requires the Company to maintain "adjusted net capital" equivalent to the greater of $45,000 or $3,000 per associated person. The Company's minimum net capital requirement is greater of the requirement under Rule 15c3-1 or Regulation 1.17.

At December 31, 2016, the Company had net capital of $637,231 which was $387,231 in excess of its required net capital of $250,000. The net capital rule may effectively restrict the payment of cash distributions to stockholders.

Note 12. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 13. Subsequent Events

The Company has evaluated subsequent events for the potential recognition and/or disclosure through the date the financial statements were issued.

Identifying opportunities.
Delivering solutions.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors of
David A. Noyes & Company

In planning and performing our audit of the financial statements of David A. Noyes & Company (the Company), as of and for the year ended December 31, 2017, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

As required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the period computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2017, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Members, management, the CFTC, the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

FGMK, LLC

Chicago, Illinois
February 28, 2018

David A. Noyes & Company

Financial Report

December 31, 2017

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange of 1934.
